15045645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
408

SEC FILE NUMBER
8- 67902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramax Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 International Drive, Suite A
(No. and Street)

Williamsville	NY	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D'Alba — 716-626-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLC
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 2/26/15

DD 2/27/15

OATH OR AFFIRMATION

I, Russell D'Alba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramax Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WALTER S. HADALA, III
Notary Public, State of New York
Reg. #01HA6129487
Qualified in Erie County
My Commission Expires June 27, 2017

Walter S. Hadala III
Notary Public

[signature]
Signature

Russell D'Alba, President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2014

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1-2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7-8
SUPPLEMENTAL INFORMATION PURSUANT TO SEC RULE 17a-5	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Reconciliation of Computation of Net Capital	9
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	10
Computation for Determination of Reserve Requirements And Information Relating to Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3	11
Report of Independent Registered Public Accounting Firm On Exemption Report	12
Paramax Securities, LLC's Exemption Report	13
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	14
Schedule of the Determination of SIPC Net Operating Revenues And General Assessment	15

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Paramax Securities, LLC

We have audited the accompanying financial statements of Paramax Securities, LLC (a New York Limited Liability Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Paramax Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Paramax Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation of Computation of Net Capital, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Paramax Securities, LLC's financial statements. The supplemental information is the responsibility of Paramax Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants
Weintraub & Associates, LLP

White Plains, New York
February 6, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

PARAMAX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Current assets		
Cash	$	46,340
Receivable from clients		-
Prepaid expenses		1,657
Total current assets		47,997
Total Assets		47,997
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable-trade		1,563
Total current liabilities		1,563
Member's Equity:		
Contributed capital & retained surpluses		46,434
Total Liabilities & Member's Equity	$	47,997

See accompanying notes to financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2014

Revenues:		
Commissions	$	853,251
Interest and dividends		2
Total Revenues		853,253
Other		
Costs & Expenses:		
Communication and data processing		3,940
Occupancy		3,834
Professional fees		35,723
Taxes, licenses and registration fees		10,920
Other administrative expenses		289,142
Total Costs & Expenses		343,559
Income from continuing operations before income taxes		509,694
Income taxes		-
Net Income	$	509,694

See accompanying notes to financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2014

	Class I		
	Shares	*Amount*	Total
Balance at December 31, 2013	100	30,975	30,975
Contributions		19,626	19,626
Distributions		(513,860)	(513,860)
Net Income December 31, 2014		509,694	509,694
Balance at December 31, 2014	100	46,434	46,434

See accompanying notes to financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net Income	$509,694
Adjustments required to reconcile net loss to cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable from client	-
Prepaid expense	112
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	461
Net cash provided by operating activities:	510,267
Cash flows from financial activities:	
Capital contributions	19,626
Distributions to members	(513,860)
Net cash used in financing activities	(494,234)
Net increase (decrease) in cash	16,033
Cash-beginning of period	30,307
Cash-end of period	46,340

See accompanying notes to financial statements.

Note (1) - Nature of business:

Paramax Securities, LLC (the "Company"), a New York Limited Liability Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (b) an advisor for mergers and acquisitions.

Note (2) – Summary of significant accounting policies:

(A) Fee income:

The Company recognizes fee income pursuant to the terms of each respective agreement executed for their services.

(B) Income taxes:

The Company is a Limited Liability Company owned entirely by a single member which constitutes a disregarded entity for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has adopted the uncertainty in income tax accounting standard. Adoption of this standard had no effect on the Company's financial statements.

As a limited liability company, the member's liability is limited to amounts reflected in their respective member account.

The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2011.

(C) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, there were no cash equivalents.

(D) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 6, 2015, the date the financial statements were available to be issued.

Note (3) - Related party transactions:
The Company paid rent, utilities and occupancy costs together with administrative expenses to a company solely owned by the managing member. The total amount paid and expensed during the year ended December 31, 2014 was $41,904.

Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $44,777, which exceeded its requirement of $5,000 by $39,777. The Company had a ratio of aggregate indebtedness to net capital of .035 to 1 at December 31, 2014.

SCHEDULE I

PARAMAX SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Member's Capital	$ 46,434
Non-allowable assets:	
Prepaid expenses	1,657
Total non-allowable assets	1,657
Net capital before haircuts on proprietary position	44,777
Haircuts	-
Net capital	44,777
Minimum net capital requirement - the greater of $5,000	
or 6 2/3% of aggregate indebtedness of $104	$ 5,000
Excess net capital	$ 39,777
Ratio of aggregate indebtedness to net capital	0.35 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	1,563
Total aggregate indebtedness	$ 1,563

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PARAMAX SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2014

No statement is required as no subordinated liabilities existed during the year.

PARAMAX SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON EXEMPTION REPORT

To the Board of Directors and Member
of Paramax Securities, LLC

We have reviewed management's statements, included in the accompanying Paramax Securities, LLC's Exemption Report, in which (1) Paramax Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paramax Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) Paramax Securities, LLC stated that Paramax Securities, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Paramax Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paramax Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 6, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Paramax Securities, LLC's Exemption Report

Paramax Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)2(i) throughout the period June 1, 2014 through December 31, 2014, without exception.

Paramax Securities, LLC

I, Russell D'Alba, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Russell D'Alba, Designated Principal

February 6, 2015

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of Paramax Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Paramax Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Paramax Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Paramax Securities, LLC's management is responsible for Paramax Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 6, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902

PARAMAX SECURITIES, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUE AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2014

Determination of SIPC Net Operationg Revenues:	
Total Revenue (FOCUS line 12/Part IIA line9)	$ 853,253
Additions:	-
Deductions:	
Interest Income	2
Total Deductions	2
SIPC Net Operating Revenue	853,251
Determination of General Assessment:	
SIPC Net Operating Revenues	853,251
General Assessment @ .0025	2,133
Assessment Remittance:	
General Assessment	2,133
Less: Payment Made With SIPC-6	(570)
Assessment Balance Due Paid February 2015	$ 1,563

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2014 through December 31, 2014

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	853,250
SIPC Net Operating Revenues as computed above	853,251
Difference	$ (1)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067905 FINRA DEC
Paramax Securties LLC
202 International Dr STE A
Williamsville NY 14221-5726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel LeGaye 281-367-2454

2. A. General Assessment (item 2e from page 2)		$ 2,133.13
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/07/2014 Date Paid		(570.25)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		1,562.87
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,562.87
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,562.87	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paramax Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ______________, 20____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 853,252
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	2
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2
2d. SIPC Net Operating Revenues	$ 853,250
2e. General Assessment @ .0025	$ 2,133.13 (to page 1, line 2.A.)